UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
			Washington, DC 20549

				FORM 15

Certification and Notice of Termination of registration under 12(g) of the Securities Exchange Act of 1934 or Suspension of duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-15282

Advanced Detectors, Inc.
(Exact name of registrant as specified in its charter)

1220 Avenida Acaso,   Suite A,   Camarillo,   California 93012-8727
Telephone (805) 484-8300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an x in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)  {x}
Rule 12h-3(b) (1) (i)  {x}

Approximate number of holders of record as of the certification or notice date:  86

     Pursuant to the requirements of the Securities Exchange Act of 1934 Advanced Detectors, Inc. has caused this certification/notice to be signed on it's behalf by the undersigned duly authorized person.

Date:  March 17, 1997			By: /s/ 	Steven N Haas
					                            Name:   Steven N Haas
	                           					Title:     Counsel